Dapper Boi, Inc.



ANNUAL REPORT

1741 Eastlake Pkwy

Chula Vista, CA 91915

(619) 322-7052

www.DapperBoi.com

This Annual Report is dated July 24, 2024.

BUSINESS

We started Dapper Boi in 2015 with a goal to make people feel comfortable and confident in their own skin by offering gender neutral, everyday clothing line for androgynous women and men of all body types. We made this goal a reality by creating the best gender-neutral jeans on the market, and selling it direct to consumer.

With over 13,000 customers, Dapper Boi has evolved into the first community-driven gender-neutral brand - designing, premium, everyday apparel. We do this with the support, input, and feedback of our loyal customers and followers.

In 2018, Dapper Boi generated $280,761 in revenue, contributing to greater than $880,000 in revenue since inception. With only two of us running the entire business along with two part-time employees and a few, key independent contractors, we are proud of how far we've come and with our proven products and marketing tactics, we know that with additional funding we can grow this business exponentially and very quickly.

Our vision is to create a dynamic, interactive shopping experience, offering a wide range of styles for a variety of specific body types. We believe that we can ultimately change the landscape of not only shopping online, but in the way that people will confidently feel with great fitting clothing that truly represents who they are.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**

**AND RESULTS OF OPERATION**

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

The increase in revenue is attributed to consistent, monthly product campaigns as well as increased Marketing spend.

The increased loss was due to taking on additional debt, which was invested into product development, marketing spend

Historical results and cash flows:

The company is investing in continued growth of the brand including increasing staffing levels, hiring a professional media company, and in creating additional inventory levels to accommodate our forecasted growth. As a result, we will experience net income losses in the foreseeable future as we continue to make these investments into our operations.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $19,812.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Loanme, Inc.
Amount Owed: $51,485.00
Interest Rate: interest no longer accruing
Maturity Date: April 01, 2032

Creditor: Shopify Capital Inc.
Amount Owed: $27,710.00
Interest Rate: 15.0%
Maturity Date: December 31, 2024
Agreement with Shopify Capital Inc. with principal and advance fee paid at a remittance rate of 15% of customer payments, collateralized by future sales made using Shopify, which is the primary sales platform used by the Company

Creditor: PayPal Working Capital
Amount Owed: $37,509.00
Interest Rate: 30.0%
Maturity Date: December 31, 2024

Agreement with PayPal Working Capital with principal and advance fee paid at a remittance rate of 30% of customer PayPal payments, collateralized by future sales and funds through sales platform Shopify, minimum payment of $2,289 required every 90 days

Creditor: Private Party
Amount Owed: $738,000.00
Interest Rate: 0.0%
Converted to SAFE note in 2024

**DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES**

Our directors and executive officers as of the date hereof, are as follows:

Name: Victoria Pasche
Victoria Pasche's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO, CFO and Director
Dates of Service: June, 2015 - Present
Responsibilities: Product Development, Customer Support, Marketing- Content, Video, Product Launches, Paids Ads Strategy, Talent Aquisition, Public Relations, Accounting, Operations

Name: Charisse Anne Pasche
Charisse Anne Pasche's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President, Secretary and Director
Dates of Service: June, 2015 - Present
Responsibilities: Charisse is in charge of influencer marketing, social media (creation and scheduling), PR and also has a hand in product development alongside Victoria

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Victoria Pasche

Amount and nature of Beneficial ownership: 4,200,000

Percent of class: 47.6288

Title of class: Common Stock

Stockholder Name: Charisse Pasche

Amount and nature of Beneficial ownership: 4,200,000

Percent of class: 47.6288

RELATED PARTY TRANSACTIONS

Name of Entity: Victoria Pasche
Relationship to Company: Officer
Nature / amount of interest in the transaction: The Company has received advancements in the form of cash and expense reimbursements from, CEO and Founder, Victoria Pasche.
Material Terms: The total advancements total $73,036 and $61,215 for 2023 and 2022, respectively.

OUR SECURITIES

Common Stock

The amount of security authorized is 15,000,000 with a total of 8,818,190 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $107,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Dapper Boi, Inc. was formed on June 17, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Dapper Boi, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Dapper Boi, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Dapper Boi, Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 24, 2024.

Dapper Boi, Inc.

By   /s/ *Victoria Pasche*

    Name: Dapper Boi, Inc.

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Victoria Pasche the CEO (Principal Executive Officers) of Dapper Boi, Inc., hereby certify that the financial statements of Dapper Boi, Inc., and notes thereto for the periods ending January 1, 2023, and December 31, 2023, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022, the amounts reported on our tax returns were total income of $343,328; taxable income of <$312,599> and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April, 29, 2024.



_____(Signature)

_CEO_____(Title)

DAPPER BOI, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2023 and 2022

DAPPER BOI, INC.
Index to Financial Statements
(unaudited)

DAPPER BOI, INC.
(A Delaware Corporation)
BALANCE SHEET

	DECEMBER 31,	
ASSETS	2023	2022
CURRENT ASSETS		
Cash	19,812	14,235
Sundry receivable	330	1,399
Inventory	191,686	50,071
Deposits	29,975	1,095
Loan to shareholder	73,036	61,215
Prepaid expenses	10,303	19,713
TOTAL CURRENT ASSETS	325,142	147,728
TOTAL ASSETS	325,142	147,728
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	15,500	150,531
Sales tax payable	1,134	11,634
State tax payable	800	800
Loans payable, current	69,219	149,007
Unearned revenue	1,425	192,381
Deferred revenue	53,549	49,280
TOTAL CURRENT LIABILITIES	141,627	553,633
LONG TERM LIABILITIES		
Loans payable	783,485	198,985
TOTAL LONG TERM LIABILITIES	783,485	198,985
STOCKHOLDERS' DEFICIT		
Capital stock	235,461	235,461
Unconverted safe notes	602,500	355,000
Deficit	(1,437,931)	(1,195,351)
TOTAL STOCKHOLDERS' DEFICIT	(599,970)	(604,890)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	325,142	147,728

DAPPER BOI, INC.
STATEMENT OF OPERATIONS
CALENDAR YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

| | CALENDAR YEARS ENDED DECEMBER 31, | | INCREASE OR (DECREASE) |
	2023	2022	
Income			
Merchandise sales and shipping	879,130	595,824	283,306
Sublease income	0	33,793	(33,793)
Total income	879,130	629,617	249,513
Less - cost of goods sold			
Merchandise sales and shipping	370,985	289,159	81,826
Sublease expenses	0	28,944	(28,944)
Less - cost of goods sold	370,985	318,103	52,882
Gross profit	508,145	311,514	196,631
Less - operating expenses			
Advertising and marketing	167,783	151,440	16,343
Payroll and benefits	185,266	123,463	61,803
Outside operation services	28,326	26,168	2,158
Warehouse and fulfillment expenses	81,846	56,700	25,146
Merchant and bank fees	29,776	28,966	810
Business and design development	57,053	30,181	26,872
General and administrative	215,026	149,920	65,106
Total operating expenses	765,076	566,838	198,238
Loss from operations	(256,931)	(255,324)	(1,607)
Less - non operating expense, net:			
Interest expense	34,085	60,546	(26,461)
Total non-operating expense	34,085	60,546	(26,461)
Add - Non operating income			
Debt renegotiation	45,384	29,086	16,298
PPP forgiveness	0	15,600	(15,600)
Interest income	3,052	2,870	182
Total non-operating income	48,436	47,556	880
Non-operating expense, net	(14,351)	12,990	(27,341)
Net (loss)	(242,580)	(268,314)	25,734

See accompanying notes to financial statements.

DAPPER BOI, INC.
STATEMENT OF STOCKHOLDERS' DEFICIENCY
CALENDAR YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

	Common Stock, $.0001 Par	Paid-in Capital in Excess of Par	Unconverted Safe Notes	Retained Earnings (Accumulated Deficit)	Total Stockholder Deficiency
Balance, January 1, 2022	210	235,251	105,000	(927,037)	(586,576)
Unconverted safe notes			250,000		250,000
Net (loss) - calendar year end December 31, 2022				(268,314)	(268,314)
Balance, December 31, 2022	210	235,251	355,000	(1,195,351)	(604,890)
Unconverted safe notes			247,500		247,500
Net (loss) - calendar year end December 31, 2023				(242,580)	(242,580)
Balance, December 31, 2023	210	235,251	602,500	(1,437,931)	(599,970)

See accompanying notes to financial statements.

5

DAPPER BOI, INC.
STATEMENT OF CASH FLOWS
CALENDAR YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

	CALENDAR YEARS ENDED DECEMBER 31,	
	2023	2022
Cash flows from operating activities:		
Net loss	(242,580)	(268,314)
Adjustments to reconcile net income to net cash provided by operating activities:		
PPP forgiveness	0	(15,600)
(Increase) or Decrease in:		
Sundry receivable	1,069	7,337
Inventory	(141,615)	37,437
Prepaid expenses	9,410	13,620
Deposits	(28,880)	3,405
Increase or (Decrease) in:		
Accounts payable and accrued expenses	(135,031)	(26,807)
Unearned revenue	(190,956)	(70,520)
Deferred revenue	4,269	3,553
Accrued taxes	(10,500)	5,852
Net cash (used) by operating activities	(734,814)	(310,037)
Cash flows from financing activities:		
Proceeds from loans	815,000	536,504
Repayment of loans	(310,288)	(472,941)
Unconverted safe notes	247,500	250,000
Loan to shareholder	(11,821)	(6,427)
Net cash provided by financing activities	740,391	307,136
Net increase and (decrease) in cash	5,577	(2,901)
Cash, beginning of year	14,235	17,136
Cash, end of year	19,812	14,235

See accompanying notes to financial statements.

DAPPER BOI, INC.
Notes to Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Dapper Boi, Inc. was formed on June 17, 2015 ("Inception") in the State of Delaware. The financial statements of Dapper Boi, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chula Vista, California.

The company is a gender neutral, everyday clothing line for androgynous women and men of all body types and offered in a wide range of sizes. Dapper Boi, Inc. sells direct to consumer by launching products monthly at limited-time wholesale pricing through website, www.DapperBoi.com. The company offers apparel such as jeans, button-up shirts, swimwear, etc. to an underserved market where this sought after look and unique fit is challenging to find.

Going Concern and Management's Plans
The Company lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional debt and/ or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory
Inventory consists of merchandise and is stated at cost. Cost includes the acquisition cost of purchased goods and is determined using the first-in, first-out ("FIFO") method.

Income Taxes
Dapper Boi, Inc. is a C corporation for income tax purposes. The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2016. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues from the sale of merchandise when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Revenue from the sale of merchandise is recognized when both the payment is tendered and the inventory is available for shipment to the customer.

Unearned Revenue

Unearned revenue consists of deposits on orders of merchandise that is early in the manufacturing process. These orders will be shipped when the merchandise is available. The revenue related to these orders will be recognized upon shipment to customer. As of December 31, 2023, unearned revenues totaled $1,425.

Operating Leases

Adoption of new Accounting Standard – Leases
In February 2016, the Financial Accounting Standards Board (FASB) issued guidance (Accounting Standards Codification [ASC] 842, Leases) to increase transparency and comparability among organizations by requiring the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard effective January 1, 2022. Operating leases relate to storage space and office space which generally contain rent escalation clauses rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease which is generally less than one year.

Assets and liabilities under finance leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset using the implicit-rate in the agreement. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. The Company does not have any finance leases as of December 31, 2023.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 2, 2024, which is the date the financial statements were issued.

NOTE 3 – DEBT

	2023	2022
Note payable to Loanme, Inc. with monthly principal and interest payments of $5,875.69 with interest at 94%. Guarantor listed as Victoria Pasche, and matures in April 2028. A settlement agreement was reached on February 6, 2020, whereas Dapper Boi agrees to make 149 monthly payments of $500, beginning February 6, 2020.	51,485	57,485
Agreement with Shopify Capital Inc. with principal and advance fee paid at a remittance rate of 17% of customer payments, collateralized by future sales made using Shopify, which is the primary sales platform used by the Company.	25,710	70,095
Agreement with PayPal Working Capital with principal and advance fee paid at a remittance rate of 30% of customer PayPal payments, collateralized by future sales and funds through sales platform Shopify, minimum payment of $5,176 required every 90 days.	37,509	72,912
Note payable with a private party. Converted to SAFE note in 2024.	738,000	0
Note payable with a related party with as needed monthly principal and interest payments with interest at 0% for the first year and 8% subsequent years. The entire loan and interest is payable in full on or before June 15, 2025. This loan was converted to SAFE note in 2023.	0	147,500
Total debt	852,704	347,922
Less: current portion of debt	(69,219)	(149,007)
Total long-term debt	783,485	51,485

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 15,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2023, the company has currently issued 8,818,190 shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has provided a line of credit of $75,000 at an interest rate of 5% to CEO and Founder, Victoria Pasche as of October 1, 2019. The outstanding balance due from Victoria Pasche was $73,036 as of December 31, 2023.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 29, 2024, the date on which the financial statements were available to be issued and did not note any additional subsequent events requiring recording or disclosure in the financial statements for the years ended December 31, 2023 and 2022, other than those discussed below.
The private party note of $738,000 was converted to a SAFE note on February 29, 2024.

CERTIFICATION

I, Victoria Pasche, Principal Executive Officer of Dapper Boi, Inc., hereby certify that the financial statements of Dapper Boi, Inc. included in this Report are true and complete in all material respects.

Victoria Pasche

CEO